EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

                    The following is a list of the subsidiaries of Southern Michigan Bancorp, Inc. and their jurisdiction of corporation or organization:

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Southern Michigan Bank & Trust	Michigan

Southern Michigan Bancorp Capital Trust I	Delaware

SMB Mortgage Company *	Michigan

SMB&T Financial Services, Inc. *	Michigan

* Wholly-owned subsidiary of Southern Michigan Bank & Trust.